Exhibit 8.1

Subsidiaries

Name of Subsidiary	State or Other Jurisdiction of Incorporation
FSD BioSciences, Inc.	Delaware
FV Pharma Inc.	Ontario, Canada
Lucid Psycheceuticals Inc.	Ontario, Canada
Prismic Pharmaceuticals, Inc.	Arizona